SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          (Amendment No. ___________)*

                                Allscripts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    019886100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 23, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [x] Rule 13d-1(d)



------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  019886100                  13G                     Page 1 of 12 Pages

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Dean Witter & Co.
        36-3145972

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]
   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF        5.   SOLE VOTING POWER          -0-
        SHARES
     BENEFICIALLY      6.   SHARED VOTING POWER        6,062,063   Common Shares
       OWNED BY
         EACH          7.   SOLE DISPOSITIVE POWER     -0-
      REPORTING
     PERSON WITH       8.   SHARED DISPOSITIVE POWER   6,062,063   Common Shares

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,062,063 Common Shares

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.1%

  12.   TYPE OF REPORTING PERSON*

        CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  019886100                  13G                     Page 2 of 12 Pages

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Partners III, L.L.C.
        13-3914773

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF        5.   SOLE VOTING POWER          -0-
        SHARES
     BENEFICIALLY      6.   SHARED VOTING POWER        6,062,063   Common Shares
       OWNED BY
         EACH          7.   SOLE DISPOSITIVE POWER     -0-
      REPORTING
     PERSON WITH       8.   SHARED DISPOSITIVE POWER   6,062,063   Common Shares

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,062,063 Common Shares

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.1%

  12.   TYPE OF REPORTING PERSON*

        OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  019886100                  13G                     Page 3 of 12 Pages

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Partners III, Inc.
        13-3912177

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF        5.   SOLE VOTING POWER          -0-
        SHARES
     BENEFICIALLY      6.   SHARED VOTING POWER        6,062,063   Common Shares
       OWNED BY
         EACH          7.   SOLE DISPOSITIVE POWER     -0-
      REPORTING
     PERSON WITH       8.   SHARED DISPOSITIVE POWER   6,062,063   Common Shares

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,062,063 Common Shares

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.1%

  12.   TYPE OF REPORTING PERSON*

        CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  019886100                  13G                     Page 4 of 12 Pages

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Investors III, L.P.
        13-3914771

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF        5.   SOLE VOTING POWER          -0-
        SHARES
     BENEFICIALLY      6.   SHARED VOTING POWER        511,028   Common Shares
       OWNED BY
         EACH          7.   SOLE DISPOSITIVE POWER     -0-
      REPORTING
     PERSON WITH       8.   SHARED DISPOSITIVE POWER   511,028   Common Shares

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        511,028 Common Shares

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.12%

  12.   TYPE OF REPORTING PERSON*

        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  019886100                  13G                     Page 5 of 12 Pages

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Partners III, L.P.
        13-3914769

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF        5.   SOLE VOTING POWER          -0-
        SHARES
     BENEFICIALLY      6.   SHARED VOTING POWER        5,320,682   Common Shares
       OWNED BY
         EACH          7.   SOLE DISPOSITIVE POWER     -0-
      REPORTING
     PERSON WITH       8.   SHARED DISPOSITIVE POWER   5,320,682   Common Shares

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,320,682 Common Shares

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        22.03%

  12.   TYPE OF REPORTING PERSON*

        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  019886100                  13G                     Page 6 of 12 Pages

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
        13-3958666

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF        5.   SOLE VOTING POWER          -0-
        SHARES
     BENEFICIALLY      6.   SHARED VOTING POWER        230,353   Common Shares
       OWNED BY
         EACH          7.   SOLE DISPOSITIVE POWER     -0-
      REPORTING
     PERSON WITH       8.   SHARED DISPOSITIVE POWER   230,353   Common Shares

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        230,353 Common Shares

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Less than 1%

  12.   TYPE OF REPORTING PERSON*

        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Allscripts, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     2401 Commerce Drive
     Libertyville, IL 60048

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         Morgan Stanley Dean Witter & Co. ("Morgan Stanley")

         Morgan Stanley Venture Partners III, Inc. ("MSVP III, Inc.")

         Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.")

         Morgan Stanley Venture Investors III, L.P. ("MSVI III")

         The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. ("Entrepreneur Fund")

         Morgan Stanley Venture Partners III, L.P. ("Venture Partners III")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSVP III, Inc., MSVP III, L.L.C., MSVI III, Entrepreneur Fund and Venture Partners III is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of Morgan Stanley is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

         The citizenship of Morgan Stanley, MSVP III, Inc., MSVP III, L.L.C., MSVI III, Entrepreneur Fund and Venture Partners III is Delaware.

Item 2(d).  Title of Class of Securities:

         This statement relates to the Company's Common Stock, $0.01 per share.

Item 2(e).  CUSIP Number:

         019886100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

       (a) Amount beneficially owned:

     As of December 31, 1999: (1) Entrepreneur Fund owned 230,353 Common Shares;
(2) MSVI III owned 511,028 Common Shares; and (3) Venture Partners III owned 5,320,682 Common Shares. MSVP III, L.L.C. is the sole general partner of the Entrepreneur Fund, MSVI III and Venture Partners III, and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Common Shares held by the Entrepreneur Fund, MSVI III and Venture Partners III. MSVP III, Inc., as the institutional managing member of MSVP III, L.L.C., controls the actions of MSVP III, L.L.C. Morgan Stanley, as the sole shareholder of MSVP III, Inc., controls the actions of MSVP III, Inc. Therefore, MSVP III, L.L.C., MSVP III, Inc. and Morgan Stanley may each be deemed to have beneficial ownership of the 6,062,063 Common Shares held collectively by the Entrepreneur Fund, MSVI III and Venture Partners III.

     (b)  Percent of class: (1)

     Morgan Stanley Dean Witter & Co.                25.1% of the Common Shares

     Morgan Stanley Venture Partners III, Inc.       25.1% of the Common Shares

     Morgan Stanley Venture Partners III, L.L.C.     25.1% of the Common Shares

     Morgan Stanley Venture Investors, L.P.          2.12% of the Common Shares

     The Morgan Stanley Venture Partners             Less than 1% of the Common
     Entrepreneur Fund, L.P.                         Shares

     Morgan Stanley Venture Partners III, L.P.       22.03% of the Common Shares

------------
(1) Based on the 24,146,985 shares of common stock reported to be outstanding as of October 31, 1999 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 1999.


(c) Number of shares as to which such person has:


                                                                                  (iii)                    (iv)
                                   (i)                    (ii)            Sole power to dispose   Shared power to dispose
                         Sole power to vote or   Shared power to vote or     or to direct the        or to direct the
                           to direct the vote      to direct the vote         disposition of           disposition
                         ---------------------   -----------------------  ---------------------   -----------------------
Morgan Stanley Venture            - 0 -                 5,320,682                 - 0 -                5,320,682
Partners III, L.P.

Morgan Stanley Venture            - 0 -                  511,028                  - 0 -                 511,028
Investors III, L.P.

The Morgan Stanley                - 0 -                  230,353                  - 0 -                 230,353
Venture Partners
Entrepreneur Fund, L.P.

Morgan Stanley Venture            - 0 -                 6,062,063                 - 0 -                6,062,063
Partners III, L.L.C.

Morgan Stanley Venture            - 0 -                 6,062,063                 - 0 -                6,062,063
Partners III, Inc.

Morgan Stanley Dean               - 0 -                 6,062,063                 - 0 -                6,062,063
Witter & Co.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.   Identification and Classification of Members of the Group.

     N/A

Item 9.   Notice of Dissolution of Group.

     N/A

Item 10.  Certifications.

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Date:  February 14, 2000

                                MORGAN STANLEY VENTURE PARTNERS III,
                                     L.P.
                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                     its general partner
                                By: Morgan Stanley Venture Partners III, Inc.,
                                     its institutional managing member

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary


                                MORGAN STANLEY VENTURE INVESTORS III,
                                    L.P.
                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                     its general partner
                                By: Morgan Stanley Venture Partners III, Inc.,
                                     its institutional managing member

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY VENTURE PARTNERS
                                    ENTREPRENEUR FUND, L.P.
                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                     its general partner
                                By: Morgan Stanley Venture Partners III, Inc.,
                                     its institutional managing member

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY VENTURE PARTNERS III,
                                   L.L.C.
                                By: Morgan Stanley Capital Venture III, Inc.,
                                     its institutional managing member

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY VENTURE PARTNERS III,
                                     INC.

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY DEAN WITTER & CO.

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Authorized Signatory


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).